5555 San Felipe, Suite 725, Houston, TX 77056 (713) 622-5550 fax (713) 622-5552

October 26, 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Mr. Gary Newberry

Re:	Capco Energy, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2005
File No. 0-10157

Dear Mr. Newberry:

To confirm our telephone conversation of October 25, 2006, the Company is in the process of finalizing its response to the letter from the Securities and Exchange Commission (“Commission”) dated September 29, 2006. Such response will also include a draft of Amendment No. 2 to Form 10-KSB/A, marked to show proposed edits made as a result of comments contained in the Commission’s letter.

This week we received information from our engineering department which will be incorporated into our letter in response to comments no. 9 and 10.

We expect to have our completed response letter and amended Form 10-QSB to our accountants within the next week. Following their review we will submit our response to the Commission.

Very truly yours,

Walton C. Vance
Chief Accounting Officer